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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December 2002


                           Delta Galil Industries Ltd.
                           ---------------------------
                 (Translation of registrant's name into English)

           Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                  -----

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Attached hereto and incorporated by reference is a press release dated December
27, 2002.

This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) two Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608 and 333-13716).


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Delta Galil Industries Ltd.
                                ---------------------------
                                               (Registrant)


                                By: /s/ Yossi Hajaj
                                   ----------------
                                Name: Yossi Hajaj
                                Title: Secretary and Comptroller



Date: December 29, 2002

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                                  [LOGO] DELTA
                        ---------------------------------
                              GALIL INDUSTRIES LTD.


                                                                   BUSINESS NEWS
                                                                   -------------

      Delta Galil Expects Significant Increase in 2003 US Mass Market Sales
      ---------------------------------------------------------------------
                  Receives Indications from Wal-Mart and Target

     TEL AVIV, ISRAEL - DECEMBER 27, 2002 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), the global provider of private label intimate apparel, men's underwear, socks, baby-wear and leisurewear, today announced that it has received forecast data from two major customers, Wal-Mart and Target, indicating that orders to those customers are expected to increase by approximately 20% in 2003. Wal-Mart and Target are Delta's largest mass-market customers, together representing approximately 25% of Delta's total 2002 sales.

     Arnon Tiberg, Delta's CEO, stated, "We are pleased with the indications we have for sales to our key US mass market customers. This expected growth would provide additional proof of our strategy of expansion into the U.S. mass market through our recent acquisitions."

     Delta does not have written contracts with any of its customers, and it has purchase orders only for a portion of the expected increase. Historically, actual sales to these customers have substantially matched forecasts. There can be no assurance, however, that forecasted sales will be realized in their entirety.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL FOR THE MASS MARKET SOLD UNDER BRANDS SUCH AS RALPH LAUREN, DONNA KARAN, CALVIN KLEIN, HUGO BOSS AND NIKE. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING MARKS & SPENCER, VICTORIA'S SECRET, GAP, BANANA REPUBLIC, CARREFOUR, J. CREW, TARGET, WAL-MART AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, SCOTLAND, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, CARIBBEAN AND FAR EAST. DELTA CONCLUDED ITS U.S. IPO IN MARCH OF 1999. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE: WWW.DELTAGALIL.COM.


(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS, DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS, LOSS OF MARKET SHARE, PRESSURE ON PRICING RESULTING FROM COMPETITION, AND INABILITY TO MAINTAIN CERTAIN MARKETING AND DISTRIBUTION ARRANGEMENTS, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)


         Contacts:

         Aviram Lahav       Delta Galil Industries Ltd.     Tel: +972-3-519-3744

         Rachel Levine      The Anne McBride Company        Tel: +212-983-1702